Jeremy D. Glaser | 858 314-1515 | jdglaser@mintz.com	3580 Carmel Mountain Road, Suite 300 San Diego, CA 92130 858-314-1500 858-314-1501 fax www.mintz.com

July 18, 2014

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joel Parker, Accounting Branch Chief

Re:	Telik, Inc.

Item 4.01 Form 8-K

Filed July 11, 2014

File No. 000-31265

Ladies and Gentlemen:

We are submitting this letter on behalf of Telik, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 14, 2014 (the “Comment Letter”) from Joel Parker, Accounting Branch Chief, relating to the above-referenced Current Report on Form 8-K of the Company filed with the Commission on July 11, 2014 (the “Current Report”). In conjunction with this letter, the Company agrees that it will undertake to amend the Current Report as set forth below.

For convenient reference, we have set forth below in italics each of the Staff’s comments in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

We are providing by overnight delivery to Mr. Parker of the Staff five courtesy copies of this letter.

1.	Comment: Please confirm that you will amend this Item 4.01 8-K to:

•	Disclose the effective date of the dismissal of Burr Pilger Mayer, Inc., once they have completed their audit services for the fiscal year June 30, 2014 and the filing of the Company’s June 30, 2014 quarterly report on Form 10-Q; and

•	Provide the disclosures required under Item 304 of Regulation S-K.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 18, 2014

Response: The Company advises the Staff that it will amend the Current Report to disclose the effective date of the dismissal of Burr Pilger Mayer, Inc. (“Burr Pilger”) and to provide the disclosures required under Item 304 of Regulation S-K once the effective date of dismissal of Burr Pilger has been determined.

2.	Comment: Upon amending your filing, please include, as Exhibit 16, a letter from your former accountants, Burr Pilger, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

Response: The Company advises the Staff that it will include, as Exhibit 16 to the amended Current Report referenced in Comment 1, a letter from Burr Pilger as required by Item 304(a)(3) of Regulation S-K.

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *        *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 18, 2014

We hope that the above responses will be acceptable to the Staff. Please do not hesitate to call me, Sebastian Lucier or Melanie Ruthrauff of this firm at (858) 314-1500 with any comments or questions regarding this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeremy D. Glaser
Jeremy D. Glaser

cc:	Telik, Inc.

J. David Hansen

Gregory P. Hanson

Jim J. Antonopoulos

Kenneth M. Cohen

Paul V. Maier

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Sebastian Lucier

Melanie Ruthrauff

Burr Pilger Mayer, Inc.

Nick Steiner

CohnReznick, LLP

Craig A. Golding

Abel Svitavsky